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                           Filing Company:                 Cardiac Science Inc.
                           Filer's Commission File No.:    0-19567

                           Subject Company:                Artema Medical AB
                           This communication is filed pursuant to Rules 165 and 425 promulgated under the Securities Act of 1933, as amended

Contact:

Cardiac Science Inc.               Artema Medical AB
Roderick de Greef                  Thomas Axelsson
Chief Financial Officer            Chief Executive Officer
+1 949 587-0357                    +46 8 733 02 60


This is a translation of the draft Swedish letter and is not valid as an exact legal translation

To Shareholders of Artema Medical AB (publ)

In respect of the public offer to purchase all shares of Artema Medical AB announced by Cardiac Science, Inc. on January 10 this year, we would like to provide information in order to clarify the continued process.

The offer

Cardiac Science, which is quoted on the American Nasdaq Stock Exchange under the trading symbol DFIB, has in a press release offered to purchase all shares of Artema. The consideration consists of shares of Cardiac Science. In respect of shareholders holding a maximum of 200 shares in Artema a cash remuneration is offered as an alternative to the share consideration.

The price per Artema share depends on the value of the Cardiac Science share. The price for all shares of Artema corresponds to USD 20 million based on the share price of Cardiac Science on January 9, 2001, and a share price interval between USD 4,50 and USD 6,00 per share.

The table below sets out the price per share of Artema calculated at various prices per share of Cardiac Science.

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Price per share                Share exchange ratio of            Price per share               Bid premium per share
Cardiac Science                Cardiac Science/Artema                 Artema*                           Artema**
    USD 3,00                      0,29170                               8,31                             60 %
    USD 3,50                      0,29170                               9,70                             87 %
    USD 4,00                      0,29170                              11,08                            113 %
    USD 4,50 - USD 6,00           0,29170 - 0,21878                    12,47                            140 %
    USD 7,00                      0,21878                              14,55                            180 %
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

*   Exchange rate SEK/USD 9,50

** The bid premium is based on the trailing average closing price of Artema during the last 20 trading days preceding the offer: SEK 5,19

The offer is described in the press release from Cardiac Science and Artema dated January 10, 2001. The offer is, among other, conditioned upon the regulatory approvals of Swedish and American authorities and the acceptance of shareholders representing more than 90 percent of all shares and votes.

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The offer prospectus and the determination of the final share exchange ratio

A prospectus describing the offer will be submitted to Finansinspektionen (the Swedish Financial Supervisory Authority) for review and approval in the beginning of April. This process normally requires two weeks, after which the prospectus will be printed and distributed to all VPC-registered shareholders. The acceptance period commences thereafter and will run for four weeks. Together with the prospectus shareholders will receive an acceptance form and instructions in respect of the acceptance and the share exchange. Shareholders with a custody account at a bank or brokerage firm will receive instructions from the respective nominee.

The final share exchange ratio will be determined by the trailing 10-day average closing price of the Cardiac Science share prior to the start of the acceptance period. The number of shares of Cardiac Science offered for each share of Artema will be made public in a press release and is also set out in the instructions, which will be distributed together with the prospectus to all VPC-registered shareholders. At the same time, the cash remuneration will be announced. The transaction is expected to close in early June.

Simplified process for the handling of Cardiac Science Shares

A custody account with a bank or brokerage firm is normally required for the handling of foreign shares since VPC does not allow registration of foreign shares on normal VP-accounts. As an alternative, a service will be offered to VPC-registered shareholders for the handling and sales of shares of Cardiac Science at a reasonable cost. An account, called "NB Vardepapperstjanst BAS", can be opened with Nordbanken following notification of interest in the application form, which is distributed together with the prospectus. The account provides owners of shares in Cardiac Science with the possibility of a simplified process at a reasonable cost at the same time as an eventual sale of the shares is facilitated.

This is what you do as a shareholder registered with VPC

     |X| Await the prospectus with the general conditions to be distributed around the turn of the month April/May.

     |X| Submit the enclosed acceptance form, together with the application form for "NB Vardepapperstjanst BAS" to ArosMaizels, who handles the offer representing Cardiac Science, if you accept the offer. The alternative to "NB Vardepapperstjanst BAS" is to open a custody account with a bank or brokerage firm of choice and subsequently transfer your Artema shares to the newly opened custody account. You will receive instructions from the nominee in respect of the offer.

     |X| Shortly thereafter, VPC will confirm the transaction and your shares will be transferred to a new, blocked account with VPC if you open a "NB Vardepapperstjanst BAS" account.

     |X| Consideration for your shares in Artema will consist of shares in Cardiac Science, alternatively a cash remuneration if you hold a maximum of 200 Artema shares and choose the cash alternative. These will be transferred to your "NB Vardepapperstjanst BAS" account. Through the "NB Vardepapperstjanst BAS" account, you will receive a continuos monitoring of your holding in Cardiac Science, alternatively assistance with the sale of the shares at a reasonable cost.

This is what you do as a shareholder with a custody account at a bank or brokerage firm

     |X| Shareholders with a custody account at a bank or brokerage firm will receive instructions from each respective nominee.

     |X| Consideration for your shares in Artema will consist of shares in Cardiac Science, alternatively a cash remuneration if you hold a maximum of 200 Artema shares and choose the cash alternative. Shares and/or cash will be transferred to your custody account.

News about Cardiac Science since the press release of January 10

Since the offer by Cardiac Science was presented in January an additional acquisition in the United States has been announced. On February 14, Cardiac Science agreed to acquire Survalink Corporation in Minneapolis at a total purchase price of USD 71 million. Survivalink is developing and marketing automatic defibrillation equipment used in airports, fire departments and other public environments.

News about Artema since the press release of January 10

The preliminary report for the year of 2000 was published on February 23 and is enclosed with this letter. A substantial increase of revenues, mainly referring to the DANIDA-order for Thailand of some SEK 90 million, is stated. The earnings for the year improved significantly compared to the previous year to SEK 1,5 million.

For this year the development of sales is expected to continue to grow with regard to OEM-customers and distributors, while the overall sales and earnings for the group is expected to be reduced compared to the year of 2000. The reason for expected lower sales and weakened earnings this year is that continued deliveries to Thailand under the DANIDA-contract are projected at a significantly lower level.

The Board of Directors of Artema positive to the offer

The Board of Directors and the main owners of Artema have expressed their positive support of the offer by Cardiac Science. In a statement the Board of Directors expresses that the offer by Cardiac Science is consistent with Artema's expressed interest in finding a partner. The technical know-how of Cardiac Science and its position in the US market would provide Artema with significantly improved growth opportunities. The offer is therefore unanimously recommended by the Board of Directors.

The main owners of Artema has accepted the offer

Four main owners in total, representing 14% and 20,2% of the shares and votes of Artema, respectively, have accepted the offer from Cardiac Science. Affarsstrategerna i Sverige AB holds 7,7% and 8,2% of the shares and the votes, respectively, while the founders of the company Anders Eckerbom, Carl Hamilton and Robert Zyzanski together represent 6,3% and 12,0% of the shares and the votes, respectively.

The assessment we made in the fall of 2000, that a cooperation agreement with a partner is important, is still valid. Our industry is just now experiencing a vast structural change where proximity to local markets and capacity for advanced technical development are critical factors. Artema can, using its technological edge, claim a key role in the on-going process of change. Cardiac Science would by means of its development capacity and position in the American market, provide Artema with the prerequisites for continued technical development and growth, which are necessary in today's international market.

Best regards,

Thomas Axelsson
Managing Director

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
Additional Information

The offer, press releases                www.artema.se
                                         www.cardiacscience.com

Information about Cardiac Science        www.cardiac.science.com

Or please contact:

Thomas Axelsson, Managing Director       Telephone:   08-733 0260 alt. 0708-17 99 76
Henrik Nygren, Chief Financial Officer   Telephone:   08-733 0260 alt. 0709-77 06 86
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CARDIAC SCIENCE PLANS TO FILE A REGISTRATION STATEMENT ON FORM S-4 IN CONNECTION
WITH THE OFFER. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION
STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE U.S. SECURITIES
AND EXCHANGE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
Investors and stockholders will be able to obtain free copies of these documents at the Commission's website at www.sec.gov and upon oral or written request to
Cardiac Science, Inc., 16931 Millikan Avenue, Irvine, California, 92606, USA,
Attention: Roderick deGreef (telephone number +1 949 587 0357).